EXHIBIT (a)(5)(D)


FOR IMMEDIATE RELEASE
JONES APPAREL GROUP, INC.

Contacts:       Wesley R. Card, Chief Operating and Financial Officer
                Anita Britt, Executive Vice President Finance
                (215) 785-4000


                JONES APPAREL GROUP ANNOUNCES EARLY TERMINATION
                      OF HART-SCOTT-RODINO WAITING PERIOD

NEW YORK, NEW YORK - April 6, 2004 - Jones Apparel Group, Inc. ("Jones") (NYSE:JNY) today announced that it has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to the tender offer by MSC Acquisition Corp., an indirect wholly owned subsidiary of Jones ("MSC"), for all of the outstanding shares of Class A Common Stock, together with the associated preferred stock purchase rights, of Maxwell Shoe Company Inc. ("Maxwell") (Nasdaq: MAXS). The early termination of the Hart-Scott-Rodino waiting period has satisfied one of the conditions to the MSC tender offer.

As previously announced, MSC commenced a tender offer on March 23, 2004 for all of the outstanding shares of Class A Common Stock, together with the associated preferred stock purchase rights, of Maxwell at a price of $20.00 per share in cash.

The tender offer and withdrawal rights are scheduled to expire at 12:00 Midnight, New York City time, on April 19, 2004, unless extended.

Jones Apparel Group, Inc. (www.jny.com) is a leading designer and marketer of branded apparel, footwear and accessories. Our nationally recognized brands include Jones New York, Evan-Picone, Norton McNaughton, Gloria Vanderbilt, Erika, l.e.i., Energie, Nine West, Easy Spirit, Enzo Angiolini, Bandolino, Napier, Judith Jack, Kasper, Anne Klein, Albert Nipon and Le Suit. We also market apparel under the Polo Jeans Company brand licensed from Polo Ralph Lauren Corporation, costume jewelry under the Tommy Hilfiger brand licensed from Tommy Hilfiger Licensing, Inc. and the Givenchy brand licensed from Givenchy Corporation, and footwear and accessories under the ESPRIT brand licensed from Esprit Europe, B.V. Celebrating more than 30 years of service, we have built a reputation for excellence in product quality and value and in operational execution.

This release does not constitute a solicitation of proxies in connection with any matter to be considered at Maxwell's 2004 annual meeting of stockholders. Neither Jones nor MSC is soliciting, or intends to solicit, proxies in respect of any matter to be considered at Maxwell's 2004 annual meeting.

                          **************************


                             IMPORTANT INFORMATION

Investors and security holders are urged to read the disclosure documents filed with the Securities and Exchange Commission (the "SEC") on March 23, 2004 and from time to time, including the tender offer statement, regarding the proposed transaction between MSC and Maxwell. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Jones or MSC with the SEC at the SEC's website at www.sec.gov. In addition, documents filed with the SEC by Jones or MSC may be obtained free of charge from Jones by directing a request to Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007, Attention: Chief Operating and Financial Officer.

Investors and security holders are also urged to read the consent solicitation statement relating to the solicitation of consents of Maxwell stockholders when it becomes available. Jones filed a preliminary consent solicitation statement on March 23, 2004 with the SEC and will file a definitive consent solicitation statement as soon as practicable thereafter. Investors and security holders may obtain a free copy of the preliminary consent solicitation statement, the definitive consent solicitation statement (when it is available) and other documents filed by Jones or

MSC with the SEC at the SEC's website at www.sec.gov. In addition, documents filed with the SEC by Jones or MSC may be obtained free of charge from Jones by directing a request to Jones Apparel Group, Inc., 250 Rittenhouse Circle, Keystone Park, Bristol, Pennsylvania 19007, Attention: Chief Operating and Financial Officer.

                  CERTAIN INFORMATION CONCERNING PARTICIPANTS

Jones, MSC and, in each case, certain of its officers, directors and nominees for the directorships of Maxwell, among others, may be deemed to be participants in the solicitation of Maxwell's stockholders. The security holders of Maxwell may obtain information regarding the names, affiliations and interests of individuals who may be participants in the solicitation of Maxwell's stockholders in the preliminary consent statement filed by Jones with the SEC on Schedule 14A on March 23, 2004.